Dreyfus
A Bonds Plus, Inc.

ANNUAL REPORT March 31, 2008





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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



Dreyfus
A Bonds Plus, Inc. The Fund

A LETTER FROM THE CEO

Dear Shareholder:

We present to you this last annual report for Dreyfus A Bonds Plus, Inc., covering the 12-month period from April 1, 2007, through March 31, 2008.

For the most part, the last 12 months have proven to be one of the more challenging times for fixed-income investors in recent memory. The U.S. economy continues to sputter under the weight of a weakening housing market, and a credit crisis that originated in the U.S. sub-prime mortgage sector continues to disrupt other areas of the financial markets. These developments produced heightened volatility in many segments of the U.S. bond market, in particular the distressed bond and derivatives markets. U.S. Treasuries rallied strongly in the resulting "flight to quality," but many of the higher-yielding market sectors posted sharp declines.

The Federal Reserve Board and the U.S. government have adopted stimulative monetary and fiscal policies in an effort to boost market liquidity and the economy. While it is too early to tell how effective their actions will be, the time is right to position your portfolio for the investment challenges and opportunities that may arise. As always, we encourage you to stay in close contact with your financial advisor, who can help you maintain a disciplined approach and a long-term perspective, which historically have been key to investment success over the long run.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
April 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of April 1, 2007, through March 31, 2008, as provided by Catherine Powers, Senior Portfolio Manager

Fund Performance Overview

For the 12-month period ended March 31, 2008, Dreyfus A Bonds Plus achieved a total return of 2.37%.[1] In comparison, the fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 7.67% for the same period.[2]

An intensifying credit crunch and slower U.S. economic growth sparked a massive "flight to quality" during the reporting period, in which U.S. Treasury securities rallied strongly while most other bond market sectors declined. An underweight positioning in Treasuries relative to the Index and price dislocations which negatively affected the values of the fund's highly-rated corporate securities and mortgage-related holdings caused the fund's performance to lag that of its benchmark Index.

Lastly, pursuant to shareholder approval, on May 14, 2008, the fund completed an Agreement and Plan of Reorganization, which provided for, among other things, the transfer of the fund's assets to Dreyfus Premier Intermediate Term Income Fund in a tax-free exchange for shares of that fund. The fund has since terminated its operations and your account has been transferred to Dreyfus Premier Intermediate Term Income Fund.

May 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

FUND PERFORMANCE



Dreyfus A Bonds Plus, Inc.	———	
Lehman Brothers U.S. Aggregate Index†	··········	

$17,971

$15,304

Dollars

Years Ended 3/31

Comparison of change in value of $10,000 investment in Dreyfus A Bonds Plus, Inc. and the Lehman Brothers U.S. Aggregate Index

Average Annual Total Returns *as of 3/31/08*

	1 Year	5 Years	10 Years
Fund	**2.37%**	**3.21%**	**4.35%**

† Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus A Bonds Plus, Inc. on 3/31/98 to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged total return index of corporate, government and government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus A Bonds Plus, Inc. from October 1, 2007 to March 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended March 31, 2008

Expenses paid per $1,000†	$ 4.95
Ending value (after expenses)	$1,020.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2008

Expenses paid per $1,000†	$ 4.95
Ending value (after expenses)	$1,020.10

† *Expenses are equal to the fund's annualized expense ratio of .98%, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2008

Bonds and Notes—125.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense—.1%				
Raytheon, Sr. Unscd. Notes	5.50	11/15/12	375,000	**400,598**
Asset-Backed Ctfs./ Auto Receivables—3.5%				
AmeriCredit Automobile Receivables Trust, Ser. 2006-BG, Cl. A3	5.21	10/6/11	1,416,678	1,397,992
Americredit Prime Automobile Receivables Trust, Ser. 2007-1, Cl. E	6.96	3/8/16	540,000 [a]	502,956
Capital One Auto Finance Trust, Ser. 2006-C, Cl. A3A	5.07	7/15/11	1,177,697	1,157,534
Capital One Auto Finance Trust, Ser. 2007-C, Cl. A3A	5.13	4/16/12	1,350,000	1,262,230
Capital One Auto Finance Trust, Ser. 2006-A, Cl. A3	5.33	11/15/10	328,642	325,871
Ford Credit Auto Owner Trust, Ser. 2005-A, Cl. A4	3.72	10/15/09	621,179	621,999
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	1,140,000	1,138,860
Ford Credit Auto Owner Trust, Ser. 2005-C, Cl. C	4.72	2/15/11	365,000	369,725
Ford Credit Auto Owner Trust, Ser. 2006-C, Cl. C	5.47	9/15/12	340,000	315,062
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. D	7.05	12/15/13	300,000 [a]	263,760
Hyundai Auto Receivables Trust, Ser. 2007-A, Cl. A3A	5.04	1/17/12	465,000	471,125
Wachovia Auto Loan Owner Trust, Ser. 2007-1, Cl. D	5.65	2/20/13	945,000	671,801
WFS Financial Owner Trust, Ser. 2005-3, Cl. B	4.50	5/17/13	390,000	394,915
WFS Financial Owner Trust, Ser. 2005-2, Cl. B	4.57	11/19/12	575,000	580,402
				9,474,232
Asset-Backed Ctfs./Credit Cards—1.7%				
American Express Credit Account Master Trust, Ser. 2007-6, Cl. C	3.21	1/15/13	2,100,000 [a,b]	1,917,488
Citibank Credit Card Issuance Trust, Ser. 2006-C4, Cl. C4	3.30	1/9/12	2,910,000 [b]	2,700,942
				4,618,430

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Home Equity Loans—2.8%				
Ameriquest Mortgage Securities, Ser. 2003-11, Cl. AF6	5.14	1/25/34	925,000 [b]	853,646
Carrington Mortgage Loan Trust, Ser. 2006-RFC1, Cl. A1	2.64	5/25/36	87,080 [b]	86,349
Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A2	5.56	9/25/36	1,600,000 [b]	1,573,714
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. A1A	5.98	6/25/37	1,363,468 [b]	1,363,006
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M8	7.00	6/25/37	150,000 [b]	29,988
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M9	7.00	6/25/37	525,000 [b]	192,743
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1	5.72	12/25/36	14,515 [b]	14,446
First NLC Trust, Ser. 2005-3, Cl. AV2	2.83	12/25/35	117,305 [b]	116,498
GSAA Trust, Ser. 2006-7, Cl. AV1	2.68	3/25/46	435,620 [b]	426,836
JP Morgan Mortgage Acquisition, Ser. 2006-CW1, Cl. A2	2.64	5/25/36	71,570 [b]	71,080
JP Morgan Mortgage Acquisition, Ser. 2007-HE1, Cl. AF1	2.70	4/1/37	1,158,467 [b]	1,109,947
Morgan Stanley ABS Capital I, Ser. 2006-HE3, Cl. A2A	2.64	4/25/36	28,487 [b]	28,384
Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	485,000 [b]	396,325
Newcastle Mortgage Securities Trust, Ser. 2006-1, Cl. A1	2.67	3/25/36	54,759 [b]	54,503
Ownit Mortgage Loan Asset Backed Certificates, Ser. 2006-1, Cl. AF1	5.42	12/25/36	407,478 [b]	401,955
Residential Asset Securities, Ser. 2006-EMX4, Cl. A1	2.64	6/25/36	162,289 [b]	159,544
Residential Asset Securities, Ser. 2003-KS7, Cl. MI3	5.75	9/25/33	220,236 [b]	118,618
Residential Funding Mortgage Securities II, Ser. 2006-HSA2, Cl. AI2	5.50	3/25/36	240,000 [b]	202,052

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Home Equity Loans (continued)**				
Sovereign Commercial Mortgage Securities Trust, Ser. 2007-C1, Cl. D	5.78	7/22/30	420,000 [a,b]	233,803
Specialty Underwriting & Residential Finance, Ser. 2006-BC2, Cl. A2A	2.66	2/25/37	150,717 [b]	149,300
				7,582,737
Asset-Backed Ctfs./ **Manufactured Housing–.2%**				
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	359,380	375,569
Origen Manufactured Housing, Ser. 2005-B, Cl. A1	5.25	2/15/14	44,203	44,141
				419,710
Banks–7.6%				
Bank of America, Jr. Sub. Notes	8.00	12/29/49	1,335,000 [b]	1,338,858
Chevy Chase Bank, Sub. Notes	6.88	12/1/13	480,000	451,200
Chuo Mitsui Trust & Banking, Jr. Sub. Notes	5.51	12/29/49	385,000 [a,b]	322,086
Colonial Bank, Sub. Notes	6.38	12/1/15	750,000	647,181
Colonial Bank, Sub. Notes	8.00	3/15/09	250,000	257,051
First Union, Sub. Notes	6.38	1/15/09	915,000	928,690
Glitnir Banki, Sub. Notes	6.69	6/15/16	450,000 [a,b]	362,952
ICICI Bank, Bonds	4.92	1/12/10	400,000 [a,b]	382,921
M&T Bank, Sr. Unscd. Bonds	5.38	5/24/12	245,000	239,991
Manufacturers & Traders Trust, Sub. Notes	5.59	12/28/20	475,000 [b]	443,238
Marshall & Ilsley Bank, Sub. Notes, Ser. BN	3.33	12/4/12	2,610,000 [b]	2,440,024
Marshall & Ilsley, Sr. Unscd. Notes	5.63	8/17/09	1,395,000	1,396,488

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
NB Capital Trust IV, Bank Gtd. Cap. Secs.	8.25	4/15/27	1,000,000	1,027,490
Regions Financial, Sr. Unscd. Notes	3.21	8/8/08	1,450,000 [b]	1,440,449
Royal Bank of Scotland Group, Jr. Sub. Bonds	6.99	10/29/49	1,115,000 [a,b]	948,073
Shinsei Finance Cayman, Jr. Sub. Secs.	6.42	1/29/49	255,000 [a,b]	169,251
Sovereign Bancorp, Sr. Unscd. Notes	2.83	3/23/10	585,000 [b]	560,418
Sovereign Bancorp, Sr. Unscd. Notes	4.80	9/1/10	925,000 [b]	915,624
SunTrust Preferred Capital I, Bank Gtd. Notes	5.85	12/31/49	705,000 [b]	522,899
Washington Mutual Sr. Unscd. Notes	4.56	1/15/10	810,000 [b]	725,472
Wells Fargo & Co., Sub. Notes	6.38	8/1/11	540,000	575,184
Wells Fargo Bank, Sub. Notes	7.55	6/21/10	2,855,000	3,100,918
Zions Bancorporation, Sr. Unscd. Notes	4.38	4/15/08	620,000 [b]	619,722
Zions Bancorporation, Sub. Notes	6.00	9/15/15	825,000	769,765
				20,585,945
Building & Construction−.1%				
Masco, Sr. Unscd. Notes	3.20	3/12/10	410,000 [b]	**383,774**
Chemicals−.7%				
ICI Wilmington, Gtd. Notes	4.38	12/1/08	725,000	728,872
Lubrizol, Gtd. Notes	4.63	10/1/09	815,000	818,259
Rohm & Haas, Sr. Unscd. Notes	5.60	3/15/13	220,000	227,031
				1,774,162
Commercial & Professional Services−.9%				
Donnelley (R.R.) and Sons, Sr. Unscd. Notes	5.63	1/15/12	680,000	672,462

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial & Professional Services (continued)				
ERAC USA Finance, Notes	3.50	4/30/09	200,000 a,b	199,388
ERAC USA Finance, Bonds	5.60	5/1/15	550,000 a	491,292
ERAC USA Finance, Gtd. Notes	6.38	10/15/17	760,000 a	680,214
ERAC USA Finance, Notes	7.95	12/15/09	360,000 a	380,026
				2,423,382
Commercial Mortgage Pass-Through Ctfs.–6.4%				
Banc of America Commercial Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	300,000	295,380
Bayview Commercial Asset Trust, Ser. 2006-SP1, Cl. A1	2.87	4/25/36	325,048 a,b	297,929
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. A	2.96	4/25/34	251,020 a,b	226,591
Bayview Commercial Asset Trust, Ser. 2003-2, Cl. A	3.18	12/25/33	262,875 a,b	248,610
Bayview Commercial Asset Trust, Ser. 2006-2A, Cl. B2	4.07	7/25/36	624,962 a,b	346,166
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B3	5.60	11/25/35	165,862 a,b	91,423
Bayview Commercial Asset Trust, Ser. 2005-4A, Cl. B3	6.10	1/25/36	168,620 a,b	97,683
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW12, Cl. AAB	5.69	9/11/38	715,000 b	710,722
Capco America Securitization, Ser. 1998-D7, Cl. A1B	6.26	10/15/30	492,101	493,112
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2006-CD2, Cl. A2	5.41	1/15/46	580,000	575,105
Credit Suisse/Morgan Stanley Commercial Mortgage Certificates, Ser. 2006-HC1A, Cl. A1	3.01	5/15/23	717,939 a,b	676,652
Crown Castle Towers, Ser. 2006-1A, Cl. B	5.36	11/15/36	275,000 a	266,079

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Crown Castle Towers, Ser. 2006-1A, Cl. C	5.47	11/15/36	730,000 a	678,265
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	445,000 a	423,507
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	550,000 a	498,724
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	580,000 a	541,749
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	320,000 a	294,954
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. B	3.33	3/6/20	1,630,000 a,b	1,516,135
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. E	3.52	3/6/20	610,000 a,b	571,500
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	4.13	3/6/20	350,000 a,b	278,265
JP Morgan Chase Commercial Mortgage Securities, Ser. 2004-C1, Cl. A2	4.30	1/15/38	540,000	521,508
JP Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. A2	5.20	12/15/44	1,250,000	1,241,758
LB-UBS Commercial Mortgage Trust, Ser. 2001-C3, Cl. A2	6.37	12/15/28	960,000	984,473
Merrill Lynch Mortgage Trust, Ser. 2005-CIP1, Cl. A2	4.96	7/12/38	885,000	877,638
Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A2	5.22	11/12/37	300,000 b	299,104
Merrill Lynch Mortgage Trust, Ser. 2002-MW1, Cl. A3	5.40	7/12/34	970,000	973,174
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	1,000,000	986,691
Nationslink Funding, Ser. 1998-2, Cl. A2	6.48	8/20/30	203,489	203,085
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	235,000 a	216,207
TIAA Seasoned Commercial Mortgage Trust, Ser. 2007-C4, Cl. A3	6.10	8/15/39	495,000 b	506,808

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage **Pass-Through Ctfs. (continued)**				
WAMU Commercial Mortgage Securities Trust, Ser. 2003-C1A, Cl. A	3.83	1/25/35	1,496,591 [a]	1,464,878
				17,403,875
Diversified Financial Services—7.7%				
Ace INA Holdings, Gtd. Notes	5.80	3/15/18	400,000	400,165
Ameriprise Financial, Jr. Sub. Notes	7.52	6/1/66	396,000 [b]	375,487
Amvescap, Gtd. Notes	5.38	2/27/13	380,000	380,684
Boeing Capital, Sr. Unscd. Notes	7.38	9/27/10	890,000	983,290
Capmark Financial Group, Gtd. Notes	5.88	5/10/12	860,000 [a]	545,321
Citigroup Capital XXI, Gtd. Bonds	8.30	12/21/77	1,340,000 [b]	1,323,995
Countrywide Home Loans, Gtd. Notes, Ser. L	3.25	5/21/08	225,000 [c]	220,665
Credit Suisse Guernsey, Jr. Sub. Notes	5.86	5/29/49	670,000 [b]	568,531
Credit Suisse USA, Gtd. Notes	5.50	8/16/11	1,215,000	1,259,233
Ford Motor Credit, Sr. Unscd. Notes	7.38	10/28/09	1,445,000	1,317,052
Fuji JGB Investment, Sub. Bonds	9.87	12/29/49	750,000 [a,b]	753,162
General Electric Capital, Sr. Unscd. Notes	5.25	10/19/12	1,390,000	1,445,832
Goldman Sachs Capital II, Gtd. Bonds	5.79	12/29/49	495,000 [b]	329,997
Goldman Sachs Group, Sub. Notes	5.63	1/15/17	330,000	317,116
HSBC Finance Capital Trust IX, Gtd. Notes	5.91	11/30/35	400,000 [b]	324,850
Janus Capital Group, Sr. Unscd. Notes	6.25	6/15/12	545,000	554,230
Jefferies Group, Sr. Unscd. Debs.	6.25	1/15/36	770,000	584,598

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
John Deere Capital, Sr. Unscd. Notes	3.12	9/1/09	555,000 [b]	552,582
Lehman Brothers Holdings, Sr. Notes	6.00	7/19/12	315,000	311,197
MBNA, Notes	6.13	3/1/13	1,345,000	1,439,619
Merrill Lynch, Sub. Notes	5.70	5/2/17	1,025,000	975,378
Merrill Lynch, Sr. Unscd. Notes	6.05	8/15/12	900,000	914,944
Morgan Stanley, Sub. Notes	4.75	4/1/14	1,919,000	1,783,643
Morgan Stanley, Sr. Unscd. Notes	5.75	8/31/12	385,000	392,349
Morgan Stanley, Sr. Unscd. Notes	6.60	4/1/12	550,000	570,725
MUFG Capital Finance 1, Bank Gtd. Bonds	6.35	7/29/49	440,000 [b]	359,212
SB Treasury, Jr. Sub. Bonds	9.40	12/29/49	250,000 [a,b]	253,278
SLM, Sr. Unscd. Notes, Ser. A	4.00	1/15/09	1,470,000 [c]	1,323,861
SMFG Preferred Capital, Sub. Bonds	6.08	1/29/49	173,000 [a,b]	136,497
Tokai Preferred Capital, Bonds	9.98	12/29/49	380,000 [a,b]	381,755
Windsor Financing, Scd. Notes	5.88	7/15/17	172,521 [a]	188,971
				21,268,219
Diversified Metals & Mining–.3%				
Steel Dynamics, Sr. Notes	7.38	11/1/12	405,000 [a]	411,075
Wellpoint, Sr. Unscd. Notes	5.88	6/15/17	390,000	382,374
				793,449
Electric Utilities–3.2%				
Cleveland Electric Illumination, Sr. Unscd. Notes	5.70	4/1/17	825,000	802,132

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities (continued)				
Consolidated Edison of NY, Sr. Unscd. Debs., Ser. D	5.30	12/1/16	675,000	686,435
Consumers Energy, First Mortgage Bonds, Ser. O	5.00	2/15/12	1,160,000	1,176,488
Enel Finance International, Gtd. Notes	5.70	1/15/13	275,000 [a]	284,933
FPL Group Capital, Gtd. Debs.	5.63	9/1/11	1,570,000	1,656,019
National Grid, Sr. Unscd. Notes	6.30	8/1/16	1,000,000	1,028,899
Nevada Power, Mortgage Notes, Ser. R	6.75	7/1/37	395,000	380,772
NiSource Finance, Gtd. Notes	3.66	11/23/09	385,000 [b]	373,878
NiSource Finance, Gtd. Notes	5.25	9/15/17	650,000	592,859
Ohio Power, Sr. Unscd. Notes	4.83	4/5/10	615,000 [b]	599,803
Pacific Gas & Electric, Sr. Unscd. Notes	6.35	2/15/38	405,000	411,625
Sierra Pacific Power, Mortgage Notes, Ser. P	6.75	7/1/37	200,000	192,796
Southern, Sr. Unscd. Notes, Ser. A	5.30	1/15/12	475,000	497,420
				8,684,059
Environmental Control—.6%				
Allied Waste North America, Sr. Scd. Notes, Ser. B	5.75	2/15/11	300,000	294,750
Allied Waste North America, Sr. Scd. Notes	6.38	4/15/11	240,000	237,300
Republic Services, Sr. Unsub. Notes	6.75	8/15/11	610,000	663,939
USA Waste Services, Sr. Unscd. Notes	7.00	7/15/28	355,000	363,292
				1,559,281

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Food & Beverages−.2%				
H.J. Heinz, Sr. Unscd. Secs.	6.43	12/1/20	425,000 [a]	432,261
Kraft Foods, Sr. Unscd. Notes	6.00	2/11/13	150,000	155,242
				587,503
Foreign/Governmental−2.2%				
Banco Nacional de Desenvolvimento Economico e Social, Unsub. Notes	5.33	6/16/08	1,185,000 [b]	1,190,925
Export-Import Bank of Korea, Unsub. Notes	4.50	8/12/09	1,075,000	1,079,151
Mexican Bonos, Gov't Gtd. Bonds, Ser. MI10 MXN	9.00	12/20/12	14,430,000 [d]	1,444,661
Republic of Argentina, Bonds	3.00	4/30/13	410,000 [b]	255,533
Republic of Argentina, Sr. Unscd. Bonds	3.09	8/3/12	1,355,000 [b]	723,231
Republic of Argentina, Bonds, Ser. VII	7.00	9/12/13	720,000	594,000
Russian Federation, Unsub. Bonds	8.25	3/31/10	640,934 [a]	688,792
				5,976,293
Health Care−.6%				
American Home Products, Sr. Unscd. Notes	6.95	3/15/11	580,000 [b]	627,356
Community Health Systems, Gtd. Notes	8.88	7/15/15	310,000	312,713
Coventry Health Care, Sr. Unscd. Notes	5.95	3/15/17	400,000	378,617
Medco Health Solutions, Sr. Unscd. Notes	7.25	8/15/13	275,000	309,357
				1,628,043
Lodging & Entertainment−.1%				
MGM Mirage, Gtd. Notes	8.38	2/1/11	350,000 [c]	**352,625**

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Machinery—.4%				
Atlas Copco, Sr. Unscd. Bonds	5.60	5/22/17	290,000 a	289,875
Case New Holland, Gtd. Notes	7.13	3/1/14	255,000	251,175
WeatherFord International, Gtd. Notes	5.15	3/15/13	500,000	500,975
				1,042,025
Media—1.9%				
British Sky Broadcasting, Gtd. Notes	6.88	2/23/09	900,000	923,908
Comcast, Gtd. Notes	5.50	3/15/11	990,000	998,183
Comcast, Gtd. Notes	6.30	11/15/17	670,000	679,341
News America Holdings, Gtd. Debs.	7.70	10/30/25	775,000	851,241
News America, Gtd. Notes	6.15	3/1/37	725,000	687,094
Time Warner, Gtd. Notes	6.75	4/15/11	900,000	926,136
				5,065,903
Municipal Obligations—1.0%				
City of New York, GO, Ser. D	5.38	6/1/32	335,000 e	368,785
City of New York, GO, Ser. J	5.50	6/1/21	135,000 e	151,432
Clark County School District, GO, Ser. F (Insured; FSA)	5.50	6/15/17	175,000 e	193,111
Clark County School District, GO, Ser. F (Insured; FSA)	5.50	6/15/18	120,000 e	132,419
Clark County, GO (Bond Bank) (Insured; MBIA)	5.25	6/1/20	165,000 e	182,239
Cypress-Fairbanks Independent School District, GO (Schoolhouse) (Insured; PSF-GTD)	5.25	2/15/22	155,000 e	163,333
Denver City and County, Excise Tax Revenue (Colorado Convention Center Project) (Insured; FSA)	5.00	9/1/20	150,000 e	160,463

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Municipal Obligations (continued)				
Fort Worth Independent School District, GO (Insured; PSF-GTD)	6.00	2/15/20	340,000 [e]	362,909
Los Angeles County Metropolitan Transportation Authority, Proposition A First Tier Senior Sales Tax Revenue (Insured; FSA)	5.00	7/1/31	200,000 [e]	217,654
Los Angeles Unified School District, GO, Ser. A (Insured; MBIA)	5.00	1/1/28	350,000 [e]	385,683
Miami, GO (Homeland Defense/Neighborhood) (Insured; MBIA)	5.50	1/1/22	205,000 [e]	224,231
Shelby County, GO (Public Improvement and School Bonds) (Insured; MBIA)	5.00	3/1/14	110,000 [e]	117,673
Williamson County, GO (Insured; FSA)	6.00	8/15/14	115,000 [e]	124,770
				2,784,702
Oil & Gas−.6%				
Chesapeake Energy, Gtd. Notes	7.50	6/15/14	155,000	159,650
Gaz Capital, Sr. Unscd. Notes	6.51	3/7/22	715,000 [a]	639,031
Hess, Sr. Unscd. Notes	6.65	8/15/11	810,000	872,733
				1,671,414
Packaging & Containers−.3%				
Ball, Gtd. Notes	6.88	12/15/12	205,000	209,613
Crown Americas, Gtd. Notes	7.63	11/15/13	575,000	589,375
				798,988
Property & Casualty Insurance−2.4%				
Allstate, Jr. Sub. Debs.	6.50	5/15/67	270,000 [b]	222,998
Chubb, Sr. Unscd. Notes	5.47	8/16/08	1,600,000	1,610,949

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Property & Casualty Insurance (continued)				
Hartford Financial Services Group, Sr. Unscd. Notes	5.55	8/16/08	730,000	734,573
Lincoln National, Sr. Unscd. Notes	2.98	3/12/10	720,000 b	701,430
Metlife, Sr. Unscd. Notes	5.50	6/15/14	2,195,000 c	2,231,332
Nippon Life Insurance, Notes	4.88	8/9/10	850,000 a	870,298
				6,371,580
Publishing-Books−.4%				
Reed Elsevier Capital, Gtd. Notes	4.63	6/15/12	1,060,000	**1,047,568**
Real Estate Investment Trusts−4.0%				
Arden Realty, Sr. Unscd. Notes	5.25	3/1/15	675,000	691,605
Avalonbay Communities, Sr. Unscd. Notes	6.63	9/15/11	370,000	383,721
Boston Properties, Sr. Unscd. Notes	5.00	6/1/15	810,000	722,886
Commercial Net Realty, Sr. Unscd. Notes	6.15	12/15/15	375,000	365,025
Duke Realty, Sr. Notes	5.88	8/15/12	2,210,000 c	2,113,122
ERP Operating, Sr. Unscd. Notes	5.13	3/15/16	615,000	533,623
ERP Operating, Sr. Unscd. Notes	5.25	9/15/14	150,000	139,364
ERP Operating, Sr. Unscd. Notes	5.38	8/1/16	255,000	226,760
ERP Operating, Sr. Unscd. Notes	5.50	10/1/12	340,000	331,682
Federal Realty Investment Trust, Sr. Unscd. Bonds	5.65	6/1/16	550,000	510,440
Federal Realty Investment Trust, Notes	6.00	7/15/12	155,000	157,850
Healthcare Realty Trust, Sr. Unscd. Notes	5.13	4/1/14	875,000	813,771

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
HRPT Properties Trust, Sr. Unscd. Notes	3.40	3/16/11	412,000 b	398,667
Liberty Property, Sr. Unscd. Notes	5.50	12/15/16	320,000	283,335
Mack-Cali Realty, Sr. Unscd. Notes	5.05	4/15/10	400,000	393,551
Mack-Cali Realty, Notes	5.25	1/15/12	675,000	654,183
Mack-Cali Realty, Sr. Unscd. Notes	5.80	1/15/16	690,000	651,224
Regency Centers, Gtd. Notes	5.25	8/1/15	220,000	203,349
Regency Centers, Gtd. Notes	5.88	6/15/17	185,000	169,726
Simon Property Group, Sr. Unscd. Notes	5.00	3/1/12	1,000,000	974,370
Simon Property Group, Sr. Unscd. Notes	5.75	5/1/12	200,000	200,097
				10,918,351
Residential Mortgage Pass-Through Ctfs.–3.9%				
Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. B2	4.30	4/25/36	171,725 a,b	94,449
ChaseFlex Trust, Ser. 2006-2, Cl. A1A	5.59	9/25/36	222,071 b	219,002
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	1,650,000 b	1,597,127
CSAB Mortgage Backed Trust, Ser. 2006-3, Cl. A1A	6.00	11/25/36	1,621,346 b	1,555,760
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	3,490,919	3,408,268
Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	2.95	5/25/36	452,054 b	313,862
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR9, Cl. B2	6.04	6/25/36	119,702 b	41,148
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	775,000 b	658,975

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)				
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	779,000 [b]	650,512
Residential Funding Mortgage Securities I, Ser. 2004-S3, Cl. M1	4.75	3/25/19	1,086,533	1,005,534
WaMu Pass-Through Certificates, Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	1,025,000 [b]	1,029,842
				10,574,479
Retail−.5%				
CVS Caremark, Sr. Unscd. Notes	3.38	6/1/10	370,000 [b]	359,820
CVS Caremark, Sr. Unscd. Notes	5.75	8/15/11	255,000	266,958
Delhaize Group, Sr. Unsub. Notes	6.50	6/15/17	190,000	196,553
Lowe's Companies, Sr. Unscd. Notes	5.60	9/15/12	165,000	173,015
Macys Retail Holdings, Gtd. Notes	5.35	3/15/12	155,000	147,812
Macys Retail Holdings, Gtd. Notes	5.90	12/1/16	155,000	137,985
				1,282,143
State/Territory Gen Oblg−2.9%				
California Department of Water Resources, Power Supply Revenue	5.13	5/1/18	715,000 [e]	785,299
Delaware Housing Authority, SFMR D-2, Revenue Bonds	5.80	7/1/16	505,000	527,957
Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/28	595,000	561,769
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.05	6/1/34	600,000 [b]	568,914

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
State/Territory Gen Oblg (continued)				
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.31	6/1/34	2,410,000	2,343,773
New York State Urban Development, Personal Income Tax-Ser. C-1, Revenue Bonds	5.00	3/15/33	375,000 e	410,340
New York State Urban Development, Personal Income Tax-Ser. B, Revenue Bonds	5.13	3/15/29	115,000 e	126,495
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/23	2,250,000	2,205,000
Wisconsin, GO, Ser. G (Insured; MBIA)	5.00	5/1/15	205,000 e	224,780
				7,754,327
Telecommunications−1.9%				
AT & T, Sr. Unscd. Notes	3.16	5/15/08	450,000 b	450,163
AT & T, Gtd. Notes	7.30	11/15/11	740,000 b	802,156
KPN, Sr. Unsub. Notes	8.00	10/1/10	180,000	193,385
Qwest, Sr. Unscd. Notes	7.50	10/1/14	582,000	570,360
Qwest, Sr. Unscd. Notes	8.88	3/15/12	50,000 b	51,250
Telefonica Emisiones, Gtd. Notes	2.84	6/19/09	395,000 b	384,843
Telefonica Emisiones, Gtd. Notes	5.98	6/20/11	625,000	644,061
Time Warner Cable, Gtd. Notes	5.85	5/1/17	700,000	671,204
Time Warner, Gtd. Notes	5.88	11/15/16	1,400,000	1,333,539
				5,100,961

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Textiles & Apparel—.3%				
Mohawk Industries, Sr. Unscd. Notes	5.75	1/15/11	700,000	**742,303**
U.S. Government Agencies—.2%				
Small Business Administration Participation Ctfs., Gov't Gtd. Debs., Ser. 97-J	6.55	10/1/17	428,859	**446,007**
U.S. Government Agencies/ Mortgage-Backed—45.5%				
Federal Home Loan Mortgage Corp.:				
5.00%			1,670,000 f	1,686,961
5.50%			24,945,000 f	25,190,559
6.00%			21,105,000 f	21,642,523
3.50%, 9/1/10			245,462	245,609
Multiclass Mortgage Participation Ctfs., Ser. 51, Cl. E, 10.00%, 7/15/20			276,648	276,590
Multiclass Mortgage Participation Ctfs., Ser. 2586, Cl. WE, 4.00%, 12/15/32			1,966,729	1,902,856
Multiclass Mortgage Participation Ctfs. (Interest Only) Ser. 2750, Cl. IK, 5.00%, 5/15/26			4,617,400 g	381,562
Federal National Mortgage Association:				
5.00%			6,685,000 f	6,748,715
6.00%			19,495,000 f	20,003,282
6.50%			13,250,000 f	13,724,098
4.00%, 5/1/10			1,248,435	1,264,312
5.00%, 11/1/20			1,796,764	1,817,990
5.50%, 9/1/34			617,200	624,714
6.00%, 1/1/19−1/1/38			7,121,857	7,316,857
8.00%, 12/1/25			34,733	37,775
Pass-Through Ctfs., Ser. 2004-58, Cl. LJ,5.00%, 7/25/34			1,909,938	1,968,365
Pass-Through Ctfs., Ser. 1988-16, Cl. B, 9.50%, 6/25/18			140,056	156,318
Government National Mortgage Association I:				
5.50%, 4/15/33			4,220,340	4,314,965
7.00%, 6/15/08			16	17

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/		
Mortgage-Backed (continued)		
Government National Mortgage Association I (continued):		
9.50%, 11/15/17	264,014	288,130
Ser. 2004-23, Cl. B, 2.95%, 3/16/19	2,172,865	2,155,333
Ser. 2007-46, Cl. A, 3.14%, 11/16/29	614,723	611,831
Ser. 2005-90, Cl. A, 3.76%, 9/16/28	1,330,255	1,332,317
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	809,053	813,332
Ser. 2006-6, Cl. A, 4.05%, 10/16/23	142,091	142,549
Ser. 2007-52, Cl. A, 4.05%, 10/16/25	863,933	869,148
Ser. 2006-66, Cl. A, 4.09%, 1/16/30	1,540,311	1,551,093
Ser. 2006-3, Cl. A, 4.21%, 1/16/28	1,591,575	1,605,319
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	1,132,736	1,143,335
Ser. 2006-55, Cl. A, 4.25%, 7/16/29	1,407,580	1,421,288
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	1,148,421	1,159,172
Ser. 2005-87, Cl. A, 4.45%, 3/16/25	976,127	987,730
		123,384,645
U.S. Government Securities—20.3%		
U.S. Treasury Bonds:		
4.50%, 2/15/36	9,247,000 [c]	9,555,480
9.13%, 5/15/18	2,085,000	3,053,874
U.S. Treasury Notes:		
2.50%, 3/31/13	135,000 [h]	135,243
3.38%, 9/15/09	8,599,000 [c]	8,824,732
3.63%, 12/31/12	780,000 [c]	822,108
3.88%, 10/31/12	2,755,000 [c]	2,929,557
4.25%, 9/30/12	305,000 [c]	329,710
4.63%, 12/31/11	545,000 [c]	595,242
4.63%, 7/31/12	5,615,000 [c]	6,139,654
4.63%, 11/15/16	3,684,000 [c]	4,065,640
4.75%, 8/15/17	8,925,000 [c]	9,877,467
4.88%, 4/30/11	500,000 [c]	544,922
5.13%, 6/30/08	7,442,000 [c]	7,512,937
5.75%, 8/15/10	730,000 [c]	799,978
		55,186,544
Total Bonds and Notes		
(cost $344,382,943)		**340,088,257**

Options−.2%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month Floor USD Libor-BBA Interest Rate, January 2009 @ 2.5	15,500,000	25,073
3-Month Floor USD Libor-BBA Interest Rate, October 2009 @ 2.5	7,140,000	34,014
3-Month USD Libor-BBA, Swaption	745,000	12,739
3-Month USD Libor-BBA, Swaption	1,860,000	28,644
3-Month USD Libor-BBA, Swaption	2,710,000	256,908
U.S. Treasury 5-Year Notes, May 2008@ 113.5	15,700,000	239,180
Total Options (cost $467,192)		**596,558**

Short-Term Investments−4.4%	Principal Amount ($)	Value ($)
U.S. Government Agencies−4.0%		
Federal National Mortgage Association, 1.50%, 5/13/08	10,690,000	**10,671,292**
U.S. Treasury Bills−.4%		
1.32%, 5/15/08	1,205,000 [i]	**1,203,159**
Total Short-Term Investments (cost $11,874,348)		**11,874,451**

Other Investment−2.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $5,849,000)	5,849,000 [j]	**5,849,000**

Investment of Cash Collateral for Securities Loaned—18.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $48,837,167)	48,837,167 ^{j}	**48,837,167**
Total Investments (cost $411,410,650)	**150.2%**	**407,245,433**
Liabilities, Less Cash and Receivables	**(50.2%)**	**(136,160,749)**
Net Assets	**100.0%**	**271,084,684**

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2008, these securities amounted to $21,729,438 or 8.0% of net assets.*

b *Variable rate security—interest rate subject to periodic change.*

c *All or a portion of these securities are on loan. At March 31, 2008, the total market value of the fund's securities on loan is $47,927,940 and the total market value of the collateral held by the fund is $49,150,120, consisting of cash collateral of $48,837,167 and U.S. Government and Agency securities valued at $312,953.*

d *Principal amount stated in U.S. Dollars unless otherwise noted.*
    MXN—Mexican Peso

e *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

f *Purchased on a forward commitment basis.*

g *Notional face amount shown.*

h *Purchased on a delayed delivery basis.*

i *All or partially held by a broker as collateral for open financial futures positions.*

j *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
U.S. Government & Agencies	66.0	State/Government General Obligations	2.9
Corporate Bonds	35.8	Foreign/Governmental	2.2
Short-Term/Money		Options	.2
Market Investments	24.6		
Asset/Mortgage-Backed	18.5		**150.2**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

March 31, 2008

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 3/31/2008 ($)
Financial Futures Long				
10 Year Long Gilt	43	9,498,283	June 2008	45,082
Euro-BOBL	90	15,684,391	June 2008	(205,591)
U.S. Treasury 2 Year Notes	50	10,732,813	June 2008	42,187
Financial Futures Short				
U.S. Treasury 5 Year Notes	35	(3,998,203)	June 2008	(8,336)
U.S. Treasury 10 Year Notes	85	(10,111,016)	June 2008	(162,754)
U.S. Treasury 30 Year Bonds	120	(14,255,625)	June 2008	(198,411)
				(487,823)

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

March 31, 2008

	Face Amount Covered by Contracts ($)	Value ($)
Call Options:		
3-Month USD Libor-BBA, Swaption	5,410,000	(59,606)
3-Month USD Libor-BBA, Swaption	5,410,000	(68,565)
3-Month USD Libor-BBA, Swaption	2,700,000	(14,519)
3-Month USD Libor-BBA, Swaption	2,730,000	(49,070)
3-Month USD Libor-BBA, Swaption	5,360,000	(49,312)
CDX IG9 5 Year Index, Swaption	2,040,000	(30,192)
Put Options:		
3-Month USD Libor-BBA, Swaption	5,410,000	(10,889)
3-Month USD Libor-BBA, Swaption	5,410,000	(27,037)
3-Month USD Libor-BBA, Swaption	2,700,000	(48,652)
3-Month USD Libor-BBA, Swaption	2,730,000	(28)
3-Month USD Libor-BBA, Swaption	5,360,000	(49,312)
CDX IG9 5 Year Index, Swaption	2,040,000	(5,712)
(Premiums received $538,857)		**(412,894)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $47,927,940)–Note 1(c):		
Unaffiliated issuers	356,724,483	352,559,266
Affiliated issuers	54,686,167	54,686,167
Receivable for investment securities sold		11,106,018
Dividends and interest receivable		3,009,532
Receivable from broker for swap transactions–Note 4		169,981
Unrealized appreciation on swap contracts–Note 4		164,030
Swaps Premium paid		116,882
Receivable for shares of Common Stock subscribed		74,151
Receivable for futures variation margin–Note 4		31,185
Unrealized appreciation on forward currency exchange contracts–Note 4		1,527
		421,918,739
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		187,401
Cash overdraft due to Custodian		1,116,527
Payable for investment securities purchased		62,779,770
Liability for securities on loan–Note 1(c)		48,837,167
Payable for open mortgage backed dollar rolls		36,776,374
Outstanding options written		412,893
Payable for shares of Common Stock redeemed		296,418
Unrealized depreciation on swap contracts–Note 4		194,519
Unrealized depreciation on forward currency exchange contracts–Note 4		32,152
Accrued expenses		200,834
		150,834,055
Net Assets ($)		**271,084,684**
Composition of Net Assets ($):		
Paid-in capital		303,435,594
Accumulated undistributed investment income–net		4,151,958
Accumulated net realized gain (loss) on investments		(32,025,884)
Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions, options transactions and swap transactions [including ($487,823) net unrealized (depreciation) on financial futures]		(4,476,984)
Net Assets ($)		**271,084,684**
Shares Outstanding		
(100 million shares of $.001 par valueCommon Stock authorized)		20,449,706
Net Asset Value, offering and redemption price per share ($)		**13.26**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended March 31, 2008

Investment Income ($):	
Income:	
Interest	14,757,708
Cash dividends;	
Affiliated issuers	430,891
Income from securities lending	178,397
Total Income	**15,366,996**
Expenses:	
Management fee–Note 3(a)	1,838,056
Shareholder servicing costs–Note 3(b)	611,403
Professional fees	61,973
Registration fees	51,527
Prospectus and shareholders' reports	38,811
Custodian fees–Note 3(b)	37,034
Directors' fees and expenses–Note 3(c)	22,187
Interest expense–Note 2	468
Miscellaneous	164,534
Total Expenses	**2,825,993**
Less–reduction in management fee due to undertaking–Note 3(a)	(36,051)
Less–reduction in fees due to earnings credits–Note 1(c)	(14,344)
Net Expenses	**2,775,598**
Investment Income–Net	**12,591,398**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(2,037,486)
Net realized gain (loss) on options transactions	414,665
Net realized gain (loss) on financial futures	(1,067,103)
Net realized gain (loss) on swap transactions	(1,039,645)
Net realized gain (loss) on forward currency exchange contracts	32,447
Net Realized Gain (Loss)	**(3,697,122)**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions, options transactions and swap transactions [including ($807,206) net unrealized (depreciation) on financial futures]	(2,298,509)
Net Realized and Unrealized Gain (Loss) on Investments	**(5,995,631)**
Net Increase in Net Assets Resulting from Operations	**6,595,767**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2008	2007
Operations ($):		
Investment income–net	12,591,398	14,190,409
Net realized gain (loss) on investments	(3,697,122)	(996,906)
Net unrealized appreciation (depreciation) on investments	(2,298,509)	6,785,092
Net Increase (Decrease) in Net Assets Resulting from Operations	**6,595,767**	**19,978,595**
Dividends to Shareholders from ($):		
Investment income–net	**(13,427,231)**	**(14,736,923)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	26,791,751	16,132,089
Dividends reinvested	11,876,472	13,012,053
Cost of shares redeemed	(55,506,271)	(77,714,773)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(16,838,048)**	**(48,570,631)**
Total Increase (Decrease) in Net Assets	**(23,669,512)**	**(43,328,959)**
Net Assets ($):		
Beginning of Period	294,754,196	338,083,155
End of Period	**271,084,684**	**294,754,196**
Undistributed investment income–net	4,151,958	4,255,450
Capital Share Transactions (Shares):		
Shares sold	2,009,170	1,201,558
Shares issued for dividends reinvested	888,843	973,439
Shares redeemed	(4,157,949)	(5,798,835)
Net Increase (Decrease) in Shares Outstanding	**(1,259,936)**	**(3,623,838)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended March 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	13.58	13.35	13.67	14.14	14.12
Investment Operations:					
Investment income—net[a]	.60	.60	.50	.47	.44
Net realized and unrealized gain (loss) on investments	(.29)	.25	(.17)	(.35)	.11
Total from Investment Operations	.31	.85	.33	.12	.55
Distributions:					
Dividends from investment income—net	(.63)	(.62)	(.65)	(.59)	(.53)
Net asset value, end of period	13.26	13.58	13.35	13.67	14.14
Total Return (%)	2.37	6.48	2.39	.89	4.01
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.00	.98	.92	.93	.93
Ratio of net expenses to average net assets	.98	.91	.82	.91	.93
Ratio of net investment income to average net assets	4.45	4.49	3.66	3.42	3.09
Portfolio Turnover Rate[b]	395.47	405.17	444.62	648.92	803.93
Net Assets, end of period ($ x 1,000)	271,085	294,754	338,083	386,064	509,354

[a] *Based on average shares outstanding at each month end.*
[b] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended March 31, 2008, March 31, 2007, March 31, 2006, March 31, 2005 and March 31, 2004 were 193.14%, 157.50%, 244.67%, 585.91% and 655.66%, respectively.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus A Bonds Plus, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation and the Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Directors. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. During the period ended March 31, 2008, Mellon Bank earned $96,060 from lending fund portfolio securities, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains, can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On March 31, 2008, the Board of Directors declared a cash dividend of $.055 per share from undistributed investment income-net, payable on April 1, 2008 (ex-dividend date), to shareholders of record as of the close of business on March 31, 2008.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended March 31, 2008.

Each of the tax years in the three-year period ended March 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At March 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $4,186,175, accumulated capital losses $26,868,056 and unrealized depreciation $6,846,831. In addition, the fund had $2,822,198 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to March 31, 2008. If not applied, $10,726,778 of the carryover expires in fiscal 2010, $2,321,537 expires in fiscal 2011, $8,440,328 expires in fiscal 2013, $911,584 expires in fiscal 2014, $3,411,947 expires in fiscal 2015 and $1,055,882 expires in fiscal 2016.

The tax characters of distributions paid to shareholders during the fiscal periods ended March 31, 2008 and March 31, 2007 was as follows: ordinary income $13,427,231 and $14,736,923, respectively.

During the period ended March 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment of amortization of premiums, expiration of capital loss carryover, paydown gains and losses on mortgage-backed securities, swap periodic payments, and foreign currency transactions, the fund increased accumulated undistributed investment income-net by $732,341, increased accumulated net realized gain (loss) on investments by $12,365,775 and decreased paid-in capital by $13,098,116. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $20 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the lines of credit during the period ended March 31, 2008 was approximately $9,300 with a related weighted average annualized interest rate of 5.00%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .65% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, interest on borrowings, brokerage commissions and extraordinary expenses, exceed 1½% of the value of the fund's average daily net assets, the fund may deduct from the payments to be made to the Manager, or the Manager will bear, the amount of such excess expense. The Manager had undertaken to waive .05% of the value of the fund's average daily net assets from April 1, 2007 to June 30, 2007. The reduction in management fee, pursuant to the undertaking, amounted to $36,051 during the period ended March 31, 2008.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended March 31, 2008, the fund was charged $171,907 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2008, the fund was charged $132,346 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended March 31, 2008, the fund was charged $12,127 pursuant to the cash management agreement.

The fund compensates Mellon Bank under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2008, the fund was charged $37,034 pursuant to the custody agreement.

During the period ended March 31, 2008, the fund was charged $5,541 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $148,900, custodian fees $14,000, chief compliance officer fees $2,709 and transfer agency per account fees $21,792.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, options transactions, forward currency exchange contracts and swap transactions during the period ended March 31, 2008, amounted to $1,447,342,640 and $1,500,435,229, of which $740,501,757 in purchases and $740,886,163 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at March 31, 2008, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended March 31, 2008:

| Options Written: | Face Amount Covered by Contracts ($) | Premiums Received ($) | Options Terminated | |
			Cost ($)	Net Realized Gain (Loss) ($)
Contracts outstanding March 31, 2007	–	–		
Contracts written	116,500,000	874,144		
Contracts terminated:				
Contracts closed	55,600,000	295,003	56,983	238,020
Contracts expired	13,600,000	40,284	–	40,284
Total contracts terminated	69,200,000	335,287	56,983	278,304
Contracts outstanding March 31, 2008	**47,300,000**	**538,857**		

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at March 31, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Buys:				
Brazilian Real, Expiring 6/18/2008	1,020,000	577,249	572,332	(4,917)
Brazilian Real, Expiring 6/18/2008	420,000	237,758	235,666	(2,092)
Brazilian Real, Expiring 6/18/2008	930,000	525,275	521,832	(3,443)
Malaysian Ringgit, Expiring 3/26/2009	8,610,000	2,710,104	2,707,632	(2,472)
Sales:		**Proceeds ($)**		
China Renminlbi, Expiring 3/26/2009	16,990,000	2,685,105	2,683,578	1,527
Mexican New Peso, Expiring 6/18/2008	15,190,000	1,393,834	1,413,062	(19,228)
Total				**(30,625)**

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) on swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes credit default swaps entered into by the fund at March 31, 2008:

Notional Amount ($)	Reference Entity	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
700,000	Auto Receivable Backed, 2007-1, BBB Index	Lehman Brothers	1.50	2/15/2014	(130,777)
290,000	Campbell Soup Co., 4.875%, 10/1/2013	Deutsche Bank	(.53)	3/20/2013	(1,822)
1,070,000	Campbell Soup Co., 4.875%, 10/1/2013	Morgan Stanley	(.51)	3/20/2013	(5,726)
737,000	CenturyTel, 7.875%, 8/15/2012	Citibank	(1.16)	9/20/2015	18,538

Notional Amount ($)	Reference Entity	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
1,570,000	CenturyTel, 7.875%, 8/15/2012	Citibank	(1.19)	9/20/2015	36,557
213,000	CenturyTel, 7.875%, 8/15/2012	Morgan Stanley	(1.15)	9/20/2015	5,490
1,340,000	CIT Group, 7.75%, 4/2/2012	Citibank	14.50	9/20/2008	(11,922)
690,000	Dow Chemical Co., 6%, 10/1/2012	UBS	(.96)	3/20/2013	(4,307)
2,700,000	Dow Jones CDX.NA.IG.9 Index	Deutsche Bank	(.80)	12/20/2017	(15,982)
2,750,000	Eastman Chemical Co., 7.6%, 2/1/2027	UBS	(.97)	3/20/2013	(8,923)
2,050,000	Goldman, Saqchs & Co., 6.6%, 1/15/2012	Morgan Stanley	(1.37)	6/20/2013	7,054
370,000	Khols, 6.3%, 3/1/2011	Deutsche Bank	(1.60)	3/20/2013	2,443
260,000	Khols, 6.3%, 3/1/2011	Goldman Sachs & Co.	(1.68)	3/20/2013	786
290,000	Khols, 6.3%, 3/1/2011	JP Morgan Chase Bank	(1.55)	3/20/2013	2,563
460,000	Khols, 6.3%, 3/1/2011	Morgan Stanley	(1.62)	3/20/2013	2,626
1,440,000	Meadwestvaco, 6.85%, 2012	JP Morgan Chase Bank	(1.10)	6/20/2017	76,125
490,000	R.R. Donnelley & Sons, 4.95%, 4/1/2014	Deutsche Bank	(1.60)	3/20/2012	8,732
190,000	R.R. Donnelley & Sons, 4.95%, 4/1/2014	JP Morgan Chase Bank	(1.70)	12/20/2011	2,466
1,060,000	Reed Elsevier Capital, 4.625%, 6/15/2012	Deutsche Bank	(.96)	6/20/2012	495
1,380,000	Republic of Panama, 8.875%, 9/30/2027	Deutsche Bank	(1.89)	2/20/2013	(11,040)
395,000	Telefonica Emisiones SAU, 4.375%, 2/2/2016	Deutsche Bank	(.65)	6/20/2009	155
1,090,000	TJX Cos., 7.45%, 12/15/2009	Deutsche Bank	(.79)	3/20/2013	(3,374)
500,000	Weatherford International, 4.95%, 10/15/2013	JP Morgan Chase Bank	(.95)	6/20/2013	(646)
Total					**(30,489)**

At March 31, 2008, the cost of investments for federal income tax purposes was $412,479,761; accordingly, accumulated net unrealized depreciation on investments was $5,234,328, consisting of $3,905,978 gross unrealized appreciation and $9,140,306 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Plan of Reorganization:

At a meeting of the Board of Directors of the fund held on November 7, 2007, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization (the "Agreement") between the fund and Dreyfus Premier Intermediate Term Income Fund (the "Acquiring Fund"). The Agreement provides for the transfer of the fund's assets to the Acquiring Fund Class A shares in a tax-free exchange for shares of the Acquiring Fund Class A shares and the assumption by the Acquiring Fund Class A shares of the fund's stated liabilities, the distribution of shares of the Acquiring Fund Class A shares to the fund's shareholders and the subsequent termination of the fund (the "Reorganization"). Holders of fund shares as of December 21, 2007 approved the Agreement on behalf of the fund at a special meeting of shareholders held on February 27, 2008. The Reorganization took place as of the close of business on May 14, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus A Bonds Plus, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus A Bonds Plus, Inc., including the statements of investments, financial futures and options written, as of March 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus A Bonds Plus, Inc. at March 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
May 27, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates 97.74% of the ordinary dividends paid during the fiscal year ended March 31, 2008 qualifying "interest related dividends".

PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on February 27, 2008. The proposal considered at the meeting, and the results, are as follows:

	Shares		
	For	Against	Abstain
To approve an Agreement and Plan of Reorganization	12,006,768	677,642	639,799

At a meeting of the fund's Board of Directors held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratio, on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted the fund's average annual total return ranked in the fourth quartile of its Performance Group and ranked in the third quartile of its Performance Universe for the one-, two- and three-year periods ended January 31, 2008. The board further noted that the fund's yield ranked in the second quartile of its Performance Group and its Performance Universe for the one- and two-year periods ended January 31, 2008.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that while the fund's contractual fee was in the third quartile of its Expense Group the management fee and total expense ratio were ranked in the fourth quartile of its Universe.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangements in place for the fund and its effect on Dreyfus's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board generally was satisfied with the fund's total return and yield.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, including Dreyfus's undertaking to waive or reimburse certain fess and expenses, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

Peggy C. Davis (65)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 64

David P. Feldman (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

James F. Henry (77)
Board Member (1976)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 41

————————

Ehud Houminer (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

————————

Gloria Messinger (78)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 41

Dr. Martin Peretz (68)
Board Member (1976)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2002)
- Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
- American Council of Trustees and Alumni, Director
- Pershing Square Capital Management, Adviser
- Montefiore Ventures, General Partner
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 41

Anne Wexler (78)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
- Wilshire Mutual Funds (5 funds), Director
- The Community Foundation for the National Capital Region, Director
- Member of the Council of Foreign Relations
- Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 50

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status on December 31st of the calendar year in which the Board Member reaches age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since January 2008.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus
A Bonds Plus, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DRBDX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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